EXHIBIT 3.1 (b)

                   Amendment to the Articles of Incorporation

Section A of Article IV of the Articles of Incorporation was amended on July 26, 2005 for the purpose of increasing FirstBank NW Corp.'s authorized shares from 5,500,000 shares to 50,000,000 shares, with such amendment reading as follows:

     A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 50,000,000 consisting of:

     1. 500,000 shares of Preferred Stock, par value one cent ($.01) per share (the "Preferred Stock"); and

     2. 49,500,000 shares of Common Stock, par value one cent ($.01) per share (the "Common Stock").